Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

July 2, 2019

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Variable Series Trust (the “Trust”) (File Nos. 033-76566 & 811-08416)
Dear Mr. McLaren:
On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on June 11, 2019 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on April 25, 2019 (PEA No. 54) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Touchstone Bond Fund and the Touchstone Common Stock Fund (together, the "Funds"), each a series of the Trust.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General
1.     Please confirm that any blank or bracketed information in the Funds' Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a marked copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b). In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a marked version of such language in this letter.

2.     On the cover page of the 485(a) filing, a zero is missing in the Trust's Investment Company Act file number. Please add the missing zero to the file number in the 485(b) filing.

Response: The Trust agrees that the correct Investment Company Act file number is 811-08416. The Trust will add the missing zero going forward.

Prospectus

3.     In the Risk/Return Summary section of the Prospectus relating to each Fund, please revise the heading names so that they are consistent with Form N-1A. For example, the heading "The Fund's Investment Goal" should be revised to "Investment Goal" and the heading "The Fund's Fees and Expenses" should be revised to "Fees and Expenses of the Fund".

Response: The Trust will revise the headings as suggested by the Staff so they conform to Form N-1A.

4.     In the Principal Investment Strategies section for the Touchstone Bond Fund, please address the following:

a.    The Staff notes that the Fund's sub-advisor may invest up to 30% of the Fund's total assets in non-investment grade debt securities. Please confirm that the Fund's management and the Board of Trustees (the "Board") have considered Rule 22e-4 with respect to the Fund's portfolio.

Response: The Trust confirms that the Fund's management and the Board have considered the liquidity rule with respect to the Fund, and in particular, with respect to non-investment grade debt securities and that the Fund will not invest more than 15% of its assets in illiquid securities.

b.     Supplementally, please disclose how derivatives are calculated for purposes of meeting the 80% names rule test.

Response: The Trust confirms that, to the extent that the Fund considers derivatives that provide exposure to the types of securities or assets covered by the Fund's 80% policy, such assets will be valued in the manner that such instruments are valued for net asset value purposes in determining compliance with the 80% policy.

c.     Please add a plain English explanation of mortgage dollar-roll transactions.
Response: The Trust will add the following language to the Principal Investment Strategies section immediately following the first reference to mortgage dollar-roll transactions: "Mortgage “dollar rolls” are transactions in which mortgage-backed securities are sold for delivery in the current month and the seller simultaneously contracts to repurchase substantially similar securities on a specified future date."
d.     With respect to derivatives, please confirm that the derivative instruments that the Fund intends to use as part of its principal investment strategy have been disclosed.
Response: The Trust confirms that the derivatives that the Fund may use as a part of its principal investment strategy have been disclosed in the "Principal Investment Strategies" section, as well as in the Fund's principal risks.
5.     Please consider presenting the Principal Risks in both the summary section of the Prospectus and the back of the Prospectus (in the Principal Investment Strategies and Risks - What are the Principal Risks of Investing in the Fund? section) in order of priority as opposed to alphabetical order.
Response: The Trust respectfully declines to make the requested change at this time as the presentation of the principal risks in the Fund's Prospectus is consistent with the presentation of the principal risks in the current Prospectuses of each fund within the Touchstone fund complex and the current Prospectus for this Fund (i.e. the Prospectus for the existing shares of the Funds). However, the Trust will implement this comment at the next annual update with respect to the Funds.
6.     In the Average Annual Total Returns table for each Fund, please add (a) the returns after taxes on distributions and (b) the returns after taxes on distributions and sale of fund shares in accordance with Item 4(b)(2) of Form N-1A.
Response: The Trust notes that the Funds may only be purchased through separate accounts used to fund variable life and variable annuity insurance contracts, and as a result, dividends and distributions are generally exempt from taxation. Immediately below the table, the Funds will add the following disclosure, in accordance with Item 4(b)(2)(iv)(B): "The Fund returns shown in the table above are before taxes. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements. Please see the "Tax Information" and "Distribution and Taxes" sections of the Fund's prospectus for more information."
7.     In reference to the "80% Investment Policy" section of the Funds' Prospectus, please confirm that if a Fund's investment objective changes, the Fund's name will also change.

Response: Whether or not an investment objective change impacts a Fund's name is a facts and circumstances analysis. The Trust confirms that, in the event a change is made to a Fund's investment objectives, it will consider SEC Rule 35d-1 and will change such Fund's name if necessary in order to comply with Rule 35d-1.
8.     The Staff notes the inclusion of a Sector Focus Risk for the Touchstone Common Stock Fund. Please confirm that any sector concentration for the Fund will be reflected in the Fund's principal investment strategy.
Response: The Fund’s concentration in a particular sector is a residual of the investment process and not an investment strategy. To the extent sector concentration is significant and is expected to continue in the current period, the Fund will include appropriate disclosure in the principal strategy and/or principal risk section.
9.     The Staff notes the inclusion of the "Other Investment Company" disclosure in the Funds' Prospectus. Please discuss how the Funds' comply with Section 12(d)(1) of the Investment Company Act of 1940, as amended.
Response: The Trust confirms that the Funds monitor compliance with respect to Section 12(d)(1) on a regular basis and that the Funds' investments in other investment companies (if any) are within the limits set forth in Section 12(d)(1).
10.     The Staff notes the fee waiver and contractual expense limit discussion contained in the section of Funds' Prospectus titled "The Funds' Management - The Investment Advisor". Please add this fee waiver disclosure to each Fund's fee and expense table as required by Item 3, Instruction 3 of Form N-1A.
Response: The Trust will add the fee waiver and contractual expense limitation disclosure that appears in "The Funds' Management - The Investment Advisor" section of the Prospectus as a footnote to each Fund's fee and expense table as requested.
11.     In the "Financial Highlights" section, please remove the brackets and complete the missing information in the Funds' 485(b) filing.
Response: The Trust will remove the brackets in the "Financial Highlights" section and will complete the missing information by adding the name of the Funds' independent public accounting firm.
Statement of Additional Information
12.     Please confirm that the missing information in the "Control Persons and Principal Shareholders" will be provided in the 485(b) filing.
Response: The Trust confirms that the missing information with respect to control persons and principal shareholders of the Funds will be completed in the 485(b) filing.
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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz Secretary

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.